UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 25, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Third Quarter 2018 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

Third quarter 2018  results

25 October 2018

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Sergio P.  Ermotti

Slide 1 – Cautionary statement about forward-looking statements

Thank you, Caroline and good morning everyone.

Slide 2 – 3Q18 net profit +32% to CHF 1.2bn

We will keep our remarks on the quarter fairly short, but we'll get a chance to go through the details on Q3 and on the way forward during the day.

Overall, Q3 was strong with net profit up 32% and reported PBT up 37%.

We improved our efficiency, maintained our strong capital position and delivered an adjusted return on tangible equity ex-DTAs of 15.7%, up 2 percentage points year-on-year.

Global Wealth Management improved its reported PBT by 3% year-on-year despite facing tough market conditions, which led to the decline in transaction fees that I flagged back in September. We had record mandate penetration, higher recurring fee income and continued growth in loans. Net new money was 13.5 billion despite net deleveraging from our Asian clients.

The Investment Bank had a very strong quarter, up 75%, with notable outperformance in the Americas.

Personal and Corporate's performance was good, with resilient revenues and cost discipline.

Asset Management was down against a very strong 3Q17, which included profits from businesses we sold last year. Nevertheless, efficiency improved and invested assets reached a 10-year high.

Slide 3 – 9M18 net profit +19% to CHF 4.0bn

Year-to-date, Group net profit was up 19% to 4 billion, the highest in a decade, driven mainly by the IB and GWM.

In line with our strategy, we saw particularly strong growth in Americas and APAC across businesses.

Global Wealth Management's profits were up 14% year-on-year, also the highest in a decade.

Year-to-date adjusted return on tangible equity ex-DTAs was 16.7%, highlighting the benefits and strengths of our diversification combined with a capital-efficient business model.

Slide 4 – 9M18 capital generation of 4.1bn

In the first nine months of the year, we have also delivered the strongest capital generation since Basel III was implemented.

On top of 1.5 billion CET1 capital build-up, we accrued almost 2 billion for dividends and repurchased 650 million francs worth of shares, which is 100 million above our target for this year.

Our capital position remains very strong with a CET1 ratio of 13.5%, CET1 leverage ratio of 3.8% and a 5% tier 1 leverage ratio.

Summing up, another strong quarter with excellent capital generation despite a very challenging environment.

I'll now hand over to Kirt for the details on Q3.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 5 – UBS Group AG results (consolidated)

Beginning the 1st of October, the US dollar has become our functional currency, and will also be our presentation currency from the fourth quarter. From 2019, net interest income should increase by around 250 million dollars, compared with the full-year 2018. For the fourth quarter, we expect a limited net benefit, as we incurred costs to reposition our balance sheet that offset any NII benefit. Our historic financials will be restated, with no material changes expected. Today, we published a timeseries in both Swiss francs and US dollars.

Moving to the third-quarter results, we have adjusted for restructuring expenses of 120 million and 55 million gains on asset sales. I will refer to adjusted results in Swiss francs unless otherwise noted.

Slide 6 – Global Wealth Management

As we all observed, the quarter was characterized by escalating geopolitical tensions with deteriorating trade talks, heightened concerns over Italy, and building tensions in the US related to the upcoming elections.

As you can see on the slide, these events weighed on markets, particularly in China, and emerging markets more broadly.

Not surprisingly, our clients froze in reaction to this particularly challenging environment. Transaction volumes were down across all asset classes and all regions, pushing our transaction-based income to its lowest level since the crisis.

Slide 7 – Global Wealth Management

Year-to-date Global Wealth Management PBT was the highest in a decade. For the quarter, profits were lower despite a ten-year high in recurring net fee income. As I just outlined, transaction-based revenues were down materially. The cost/income ratio rose slightly, reflecting 4% higher expenses, as we made further investments in technology and addressed regulatory requirements. Personnel expenses were lower, partly reflecting actions taken in the prior quarter.

Invested assets rose 6%, and all regions contributed to increased mandate penetration which reached a new high 33.9%.

Loans were up 8% with higher balances in all regions, despite the deleveraging we saw in Asia Pacific.

Slide 8 – Global Wealth Management

Total operating income increased by 2%. Recurring net fee income increased 6% to a new high.

Net interest income was up 3% year-on-year, with deposit revenue up 14% and positive contribution from loans, partly offset by the expiry of a hedge portfolio and higher funding costs.

Slide 9 – Global Wealth Management

Third-quarter NII declined from 2Q18, as we saw reductions mainly related to currency translation, deposit net interest income and funding costs. Deposit income reduced, mostly as clients shifted into higher-yielding money market funds and other products, partly initiated by us in our fiduciary role and reflecting industry best practices, and as we issued certificates of deposit during the quarter to shore up our structural funding for current and anticipated growth in our loan book.

Slide 10 – Global Wealth Management

Moving to the regional view, we saw good growth in the Americas and in Global Ultra.

Americas operating income was up 6%, as strong recurring revenue offset lower transaction income.

In ultra-high net worth, profit rose 15% on good revenue growth, as invested assets increased on continued strong net inflows from our wealthiest clients.

APAC PBT was down 7%, reflecting the importance of transaction revenues in this region. In addition, we added 82 new advisors, an 8% increase year-on-year. EMEA and Switzerland were down on broadly flat revenues and higher expenses related to tech and regulatory costs.

Despite the challenging environment, net new money for the quarter was respectable at 13.5 billion. Asia and EMEA included a number of big-ticket inflows from ultra-high net worth clients. In the Americas, invested asset growth was in line with US peers.

Slide 11 – Personal & Corporate Banking

PBT in our Personal and Corporate business was 422 million, down 3% from the previous year, despite the continued NII headwinds, as well as higher technology costs related to our digital transformation program.

Revenues were broadly unchanged from the prior year. Recurring fees on custody and mandate assets rose, and bundled product volumes were higher. Transaction-based income decreased despite higher FX and referral fees, as we reclassified some costs to contra-revenues earlier this year. Net interest income was down only slightly, as increased deposit revenue was offset by lower banking book revenues and higher funding costs.

Expenses were up only 2%, due to an increase in technology investments and higher regulatory-related costs, while G&A and personnel expenses were lower.

Annualized net new business volume growth reached the highest third-quarter level in a decade at 4.5%.

Slide 12 – Asset Management

PBT for Asset Management was 129 million, down year-on year, but up from the second quarter, as we started to benefit from the cost actions we took during the second quarter. Costs were down 3% quarter-on-quarter and 6% from 3Q18.

Normalized for the sale of our fund administration business in Q4 last year, net management fees were broadly stable.

Performance fees this quarter were below 3Q17 levels in both hedge fund businesses and equities due to weaker investment performance, reflecting a less constructive backdrop for active asset managers. In the fourth quarter, performance fees are expected to be broadly in line with 3Q18 levels.

Invested assets reached a decade high on strong net new money over the last 12 months and favorable markets.

Slide 13 – Investment Bank

Our IB delivered another very good quarter, with 44% PBT growth, driven by strong operating leverage. Return on attributed equity was 21%, up 6 percentage points from 3Q17. Overall, our IB results compare well with the peers that have reported to-date.

On a regional basis, we had particularly strong performance across the board in the Americas, where PBT more than doubled.

The strong quarter was driven by our ICS businesses, as the same environment that drove our wealth management clients to the sidelines, generated volatility that stimulated institutional client activity. Equities increased 15% on higher revenues across all regions and products, with stronger client flows in Financing Services. Including corporate equity derivatives to be more comparable with peers, Equities rose 4%.

FRC had a strong quarter with revenues up 29%, with increases in all products. We continued to see benefits from our FX e-trading platform investments, with volumes up 25%.

Corporate Client Solutions was down from a very good third quarter last year. Advisory had a strong quarter, as we increased fees from mergers and acquisitions against a decline in the fee pool.

Equity capital market revenues were significantly lower compared with an exceptional quarter last year.

Costs were down 2%, mostly on lower personnel expenses. We reduced our cost/income ratio by 7 percentage points.

We achieved these strong results while continuing to manage our resources prudently.

Slide 14 – Corporate Center

Corporate Center retained loss was down, reflecting lower expenses for litigation in CC Services.

The factors we highlighted last quarter continue to impact Group ALM, and structural risk management net income after allocations was a negative 128 million. We are taking actions to improve our Group ALM results going forward, which I'll come back to later today.

Non-core and Legacy Portfolio posted a small loss of 25 million, including valuation gains on our auction rate securities portfolio.

Slide 15 – New DTA recognition approach from 4Q18

During the fourth quarter, we will extend the recognition period of US tax-loss DTAs in our IHC tax group, to reflect the full life of the underlying tax losses. As a result, we expect to re-measure these DTAs less frequently, thereby reducing tax volatility in our earnings. US profits should be shielded from most cash taxes over the next decade.

In 1Q19, we will start to amortize these US tax loss DTAs, reducing their overall contribution to shareholders' equity.

We are expecting to make other DTA adjustments relating to our US operations in the fourth quarter.

All of these adjustments should have a limited net effect on net profit, IFRS equity, and CET1 capital.

From 2019, we anticipate the effective tax rate will be around 25%, of which less than half will be cash tax relevant, contributing to 88% of our PBT accreting to CET1 capital or being available for returns to shareholders.

Slide 16 – Capital and leverage ratios

Our capital position remains strong, with our CET1 ratios comfortably above the 2020 requirements, and we have TLAC of over 80 billion.

To wrap up, we had a good third quarter that highlighted the benefits of our diversified business model, contributing to a strong 2018 year to-date.

With that, Sergio and I will open it up for questions.

Cautionary statement regarding forward-looking statements: This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's Annual Report on Form 20-F for the year ended 31 December 2017. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 17 of the 3Q18 report for more information.

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

Title:    Executive Director

Date:  October 25, 2018